Exhibit 1.1

CONNECTIVITY COMPUTING FORCE ABILITY INTERIM REPORT 2022 Logo China Mobile China Mobile Limited Stock Code:941

ONTENTS2 Company Profile 3 Financial Highlights 4 Chairman’s Statement 14 Interim Financial Information 14 Unaudited Condensed Consolidated Statement of Comprehensive Income 16 Unaudited Condensed Consolidated Balance Sheet 18 Unaudited Condensed Consolidated Statement of Changes in Equity 19 Unaudited Condensed Consolidated Statement of Cash Flows 21 Notes to Unaudited Condensed Consolidated Interim Financial Information 41 Report on Review of Interim Financial Information 42 Discussion of Selected Items in the Interim Results 44 Other Information 52 Forward-Looking Statements

02 China Mobile Limited COMPANY PROFILE China Mobile Limited (the “Company”, and together with its subsidiaries, the “Group”) was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange (“NYSE”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 22 October 1997 and 23 October 1997, respectively. The shares of the Company were admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. On 7 May 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration, which took effect on 18 May 2021. On 5 January 2022, the Company’s RMB ordinary shares (“RMB Shares”) were listed on the Shanghai Stock Exchange. As the leading ICT services provider in the mainland of China, the Group provides communications and information services in all 31 provinces, autonomous regions and directly-administered municipalities throughout the mainland of China and in Hong Kong SAR, and boasts a world-class telecommunications and information operator with the world’s largest network and customer base, a leading position in profitability and market value ranking. Its businesses primarily consist of voice, data, broadband, dedicated lines, IDC, cloud computing, IoT and other services in the Customer, Home, Business and New (“CHBN”) markets. As of 30 June 2022, the Group had a total of 446,068 employees, and a total of 970 million mobile customers and 256 million wireline broadband customers. For the first half of 2022, the Group’s operating revenue reached RMB496.9 billion. The Company’s ultimate controlling shareholder is China Mobile Communications Group Co., Ltd. (“CMCC”), which, as of 30 June 2022, directly and indirectly held approximately 69.82% of the total number of issued shares of the Company. The remaining approximately 30.18% was held by public investors. Currently, the Company’s corporate credit ratings are equivalent to China’s sovereign credit ratings, namely, A+/Outlook Stable from Standard & Poor’s and A1/Outlook Stable from Moody’s. China Mobile Principal Organizational Structure as at 30 june 2022 China Mobile Communications Group Co., Ltd. China Mobile (Hong Kong) Group Limited China Mobile Hong Kong (BVI) Limited Other holders of Hong Kong Shares 69.70% 26.07% 4.23%* Holders of RMB Shares China Mobile Limited China Mobile International Limited China Mobile Communication Co., Ltd. Aspire Holdings Ltd. Operating subsidiaries in 31 provinces, autonomous regions and directly-administered municipalities in the mainland of China and Hong Kong Other specialized subsidiaries# * Includes 0.12% of the shares of the Company that were directly held by CMCC # Other specialized subsidiaries include: China Mobile Group Design Institute Co., Ltd. China Mobile IoT Company Limited China Mobile Group Device Co., Ltd. China Mobile Information Technology Company Limited China Mobile Online Services Co., Ltd. MIGU Co., Ltd. China Mobile (Suzhou) Software Technology Co., Ltd. China Mobile (Hangzhou) Information Technology Company Limited China Mobile Internet Company Limited China Mobile TieTong Company Limited China Mobile Investment Holdings Co., Ltd. China Mobile System Integration Co., Ltd. China Mobile Financial Technology Co., Ltd. China Mobile (Chengdu) ICT Co., Ltd. China Mobile (Shanghai) ICT Co., Ltd. China Mobile e-Commerce Co., Ltd. China Mobile Xiong’an ICT Co., Ltd. China Mobile Information System Integration Co., Ltd. China Mobile Group Finance Co., Ltd.

Interim Report 2022 03 FINANCIAL HIGHLIGHTS Operating Revenue (RMB million) Revenue from Telecommunications Services (RMB million) 1H2022 496,934 1H2022 426,417 1H2021 443,647 1H2021 393,215 EBITDA (RMB million) Basic Earnings Per Share(RMB) 1H2022 173,912 1H2022 3.29 1H2021 161,988 1H2021 2.89 Six months ended 30 June 2022 2021 Operating revenue (RMB million) 496,934 443,647 Of which : Revenue from telecommunications services (RMB million) 426,417 393,215 EBITDA1 (RMB million) 173,912 161,988 EBITDA margin2 35.0% 36.5% EBITDA as % of revenue from telecommunications services 40.8% 41.2% Profit attributable to equity shareholders (RMB million) 70,275 59,118 Margin of profit attributable to equity shareholders3 14.1% 13.3% Basic earnings per share (RMB) 3.29 2.89 Dividend per share – Interim (HK$) 2.20 1.63 1 EBITDA = profit from operations + depreciation and amortization 2 EBITDA margin = EBITDA / operating revenue 3 Margin of profit attributable to equity shareholders = profit attributable to equity shareholders / operating revenue

04 China Mobile Limited CHAIRMAN’S STATEMENT DEAR SHAREHOLDERS, In the first half of 2022, despite the headwinds and challenges posed by COVID-19, alongside other complexities in the external environment, the Company made every effort to seize the opportunities arising from the thriving digital economy. We did this by embedding ourselves in the aspiration to become a world-class information services and sci-tech innovation enterprise. Throughout this period, we adopted a scientific approach to our reform and development as well as COVID-19 prevention and control. We furthered value-oriented operations by leveraging our business scale and drove the comprehensive and integrated development of our CHBN1 markets. Riding on 5G, CFN (computing force network) and smart mid-end platform, we established our new information service system consisting of connectivity, computing force and abilities. Following these initiatives, we maintained a favourable business growth trend and marked new milestones on the journey to achieve high quality development. 2022 INTERIM RESULTS In the first half of 2022, our operating revenue maintained a double-digit growth of 12.0% year-on-year (YoY) to RMB496.9 billion. Of this, our telecommunications services revenue was RMB426.4 billion, up by 8.4% YoY. Revenue from sales of products and others was RMB70.5 billion, up by 39.8% YoY. All four CHBN markets expanded in both customer base and revenue. Aggregate revenue from our “Home”, “Business” and “New” markets accounted for 40.0% of our telecommunications services revenue, increasing by 4.3 percentage points from that of full-year 2021 and showing a continued improvement in our revenue structure. Benefitting from the rapid growth of our digital content, smart home, 5G solutions for vertical industry sectors, mobile cloud and other information services businesses, our digital transformation revenue2 grew by 39.2% YoY to RMB110.8 billion. Contributing 26.0% of telecommunications services revenue, our digital transformation services have become a key growth driver, showing a strong upward trajectory as we break new ground in the information services market as part of a new phase of our development. To further reduce costs and enhance operational efficiency, we implemented multiple initiatives to control costs and expenses while adding new streams of income and increasing revenue. These initiatives have achieved favorable outcomes, with profit attributable to equity shareholders reaching RMB70.3 billion, up by 18.9% YoY. After excluding the impact of the adjustment to the residual value rate in the same period last year, the YoY growth was 7.3%. Profit attributable to equity shareholders per share reached RMB3.29, representing a YoY increase of 14.1%. Our profitability remained in a leading position among top-tier global telecommunications operators. EBITDA3 increased by 7.4% YoY to RMB173.9 billion and accounted for 40.8% of telecommunications services revenue. EBITDA margin stood at 35.0%. Capital expenditure totaled RMB92.0 billion while our cash flow remained at a healthy level, with free cash flow amounting to RMB55.2 billion. Our strong financial position, alongside our high operational quality and management efficiency, has provided solid support for our future development. To create higher returns for our shareholders and share the results of our operating gains, after giving full consideration to the Company’s profitability, cash flow condition and future development needs, the Company has decided to pay HK$2.204 per share for the 2022 interim dividend, representing an increase of 34.9% year-on-year. 2022 full-year dividend payout ratio will further increase from that of the previous year. The profit to be distributed in cash for 2023 will gradually increase to 70% or above of the profit attributable to equity shareholders of the Company5 for that year. 1 CHBN refers to the “Customer” market (C), the “Home” market (H), the “Business” market (B) and the “New” market (N). 2 Digital transformation revenue includes the revenues from new businesses from the “Customer” market (Mobile Cloud Drive and others), the revenues from smart home value-added businesses from the “Home” market, the revenues from DICT, IoT and dedicated lines businesses from the “Business” market and the revenue from the “New” market. 3 EBITDA = profit from operations + depreciation and amortization 4 Dividends for A-shares will be paid in Renminbi in the amount of RMB1.8942 per share, applying an exchange rate of HK$1 to RMB0.861004, which is equal to the average central parity rate between Hong Kong dollars and Renminbi announced by the People’s Bank of China in the week before the Board declared the interim dividend. 5 The base of the Company’s profit distribution is the profit attributable to equity shareholders under International Financial Reporting Standards.

Interim Report 2022 05

06 China Mobile Limited INTEGRATED DEVELOPMENT OF CHBN MARKETS AND VALUE-ORIENTED OPERATIONS ACHIEVED SIGNIFICANT PROGRESS The flourishing development of the digital economy has presented new growth opportunities. In response, we accelerated the strategic transition of our “Customer” and “Home” markets from a focus on scale to an emphasis on value contributions from our customers, while we adopted the inverse strategy for our “Business” and “New” markets. All four CHBN markets showed good growth momentum, which helped consolidate our industry leadership and increase customer satisfaction. “Customer” Market: Integrated Operations Engendered Stable-to-Rising Growth Our redoubled efforts to promote the integrated management of data access, applications and customer benefits, coupled with a strategy to exercise more precise scenario-based operations, have resulted in stable growth in both customer base and value contributions. On the one hand, we accelerated customer migration from 4G to 5G as well as created more synergy between our “Customer” market and the “Home” and “Business” markets, putting a focus on both the scale and quality of our 5G development and boosting personal information and communications consumption. On the other hand, we responded to our users’ digital consumption demands by adopting a platform economy model. In addition to delivering more membership services, we further differentiated our three major brands (GoTone, M-zone and Easy Own) with quality products and a wider range of blended benefit options to match their respective value propositions. These initiatives, together with our efforts to integrate our extensive customer touchpoints and quality resources, have enabled us to consistently generate high levels of customer value and loyalty. Our “Customer” market saw stable-to-rising YoY growth of 0.2% in the first half of 2022, with revenue reaching RMB256.1 billion. As of the end of June 2022, our mobile customer base reached 970 million, with a net addition of 12.96 million customers. Of these, 511 million were 5G package customers, representing a net increase of 124 million. The scale of our 5G customer base has anchored us at the forefront of the industry. The number of customers using our integrated-benefit products reached 241 million, with a net addition of 50.70 million customers. Regarding our cloud product Mobile Cloud Drive, the number of monthly active users recorded a net addition of 8.02 million, bringing the total to 143 million. Our range of feature businesses, including cloud XR (augmented reality), cloud games and 5G ultra high-definition video connecting tones, all saw rapid growth. Thanks to the rapid migration to 5G and increase in customer spending on digital life, the value contribution per customer saw stable growth, with the ARPU (average revenue per user per month) of our mobile business reaching RMB52.3, up by 0.2% YoY. “Home” Market: Value Orientation Drove Business Expansion To generate greater value from our smart home services, we leveraged the combined strengths of our full-gigabit network connections and cloud-based applications to transform our “Home” business toward HDICT (home data, information and communications technology) solutions and extend this business line to smart communities and digital villages. To lead in broadband services, we have expedited the upgrade and expansion of our gigabit broadband network and built our brand recognition around a quality “Home” service offering. To lead in TV services, we continued to enhance our programme content in which we have further integrated the operation of big- and small-screen content and created a household information service portal consisting of broadband television, digital cinema and vertical content. To lead in smart home services, we continued to launch innovative smart home applications in which we have sped up the scale development of proven applications including smart home network deployment, home security and smart remote controls. We also explored new application scenarios for our HDICT solutions and improved the operating system of new HDICT solutions for multiple scenarios. In the first half of 2022, our “Home” market maintained rapid growth, with revenue increasing by 18.7% YoY to RMB59.4 billion. As of the end of June 2022, we had a total of 230 million household broadband customers, or a net addition of 12.41 million, which continued to put us at the forefront of the industry in terms of customer net additions. Of which, gigabit broadband customer net additions accounted for more than 88% of our household broadband customer net additions. Growth contribution from our smart home applications continued to increase, with the number of customers of our Internet TV service “Mobaihe” reaching 181 million, accounting for 78.4% of our household broadband customer base. Our smart home network customer base also increased by 86.6% YoY; customers using our home security services and “big-screen video-on-demand” services grew by 136.2% YoY and 139.3% YoY respectively. Driven by a broadband upgrade as well as a growing offering of smart home applications, household customer blended ARPU continued to increase, reaching RMB43.0 in the first half of 2022, representing an increase of 4.6% YoY.

Interim Report 2022 07 “Business” Market: Bolstered Capabilities Fueled Strong Momentum With a focus on key industries, we advanced the integrated development of our network, cloud and DICT (data, information and communications technology). We significantly strengthened our market, product and support capabilities across-the-board. In the first half of 2022, our “Business” market revenue continued to grow rapidly, reaching RMB91.1 billion, up by 24.6% YoY. We gained a net addition of 2.29 million corporate customers, bringing the total to 21.12 million. DICT revenue amounted to RMB48.2 billion, an increase of 44.2% YoY. In our mobile cloud business, we leaned on our differentiated advantages in the convergences of cloud and networks, cloud and big data, cloud and intelligence, and cloud and edge computing to further optimize our industry-leading mobile cloud products and technology. These efforts have resulted in very rapid growth in our mobile cloud revenue, amounting to RMB23.4 billion, up by 103.6% YoY. As of the end of June 2022, we have signed more than 3,500 cloud services major contracts, generating revenue of over RMB13 billion. We delivered more than 1,100 cloud migration projects for state-owned enterprises and completed a number of model cases for sectors including public administration, education and healthcare. We are fast becoming a top-tier player in the mobile cloud space. In the area of 5G vertical sectors, we partnered with leading enterprises across various industries to create model cases and accelerate the transition of 5G dedicated networks from a customized to a standardized model. We have achieved the commercialization of solutions and promoted the launch of packaged products. By mass replicating our solutions in this way, we reinforced our position as the leading 5G services provider. As of the end of June 2022, we have launched 300 leading 5G showcases and signed agreements of a cumulative of over 11,000 5G commercial projects across multiple sectors, bringing our DICT contract value for the first half of 2022 to more than RMB16 billion. We also started mass replicating these projects across a wide range of industries, covering smart mining, smart factories, smart grid, smart ports, smart hospitals and smart parks. In the field of IoV (Internet of Vehicles). Seizing the opportunities presented by the rapid growth of this emerging sector, we developed forward-looking and comprehensive plans. As of the end of June 2022, we have accumulated more than 195 million IoV connections. Among these, more than 25 million were factory-installed. In addition, we have implemented more than 150 cooperative vehicle infrastructure showcase projects. In the area of digital government, we strove to empower public administration, social governance and services related to people’s livelihoods. We have provided informatization solutions ranging from public security and judiciary to emergency response and water resources for nearly 200 cities across 27 provinces in China. We have endeavoured to create an image of “digital government solutions expert”, and our landmark digital government solutions projects have yielded notable results. “New” Market: Innovative Strategy Supported Very Rapid Growth Focusing on innovative deployment, we advanced the coordinated development of our “New” business in four key areas: international business, equity investment, digital content and FinTech. In the first half of 2022, revenue from our “New” market grew very rapidly to RMB19.9 billion, up by 36.5% YoY. In our international business segment, we strengthened the synergy between our domestic and international operations by launching more of our highquality and proven domestic capabilities in overseas markets and achieving breakthroughs in developing 5G industry solutions. We further optimized the deployment of our international resources, boosted the global ecosystem and continuously enhanced our worldwide operations. In the first half of 2022, our international business revenue grew by 19.3% YoY to RMB8.1 billion. In terms of equity investment, we optimized our capital resources for value growth, ecosystem formation and synergy creation within a range of key industries. Also, by supporting the growth of ecosystem and encouraging innovation, we have facilitated the digital-intelligent transformation of the ecosystem through industry and capital links. Regarding digital content, we focused on creating an integrated platform for content generation, aggregation and dissemination. On this platform, we developed MIGU Video, cloud games, cloud XR and other high-quality Internet products, which expanded the scale of our business as well as enhanced our user experience. In the first half of 2022, our digital content revenue reached RMB11.6 billion, with a record growth rate of 50.6% YoY. The monthly active users of MIGU Video and cloud games, across all platforms, climbed by 72.5% and 149.4% YoY respectively. In our FinTech business, we built a centralized platform to facilitate financial services throughout the industrial chain. In the first half of 2022, the business grew to a scale of nearly RMB30 billion, up by 157% YoY. Offering a range of “and-Finance” services centered around “and-Wallet”, we drove innovations surrounding digital currency scenarios and operations. In the first half of the year, the monthly active users of our “and-Wallet” service increased by 197.9% YoY.

08 China Mobile Limited We are committed to providing customers with exceptional service and consistently optimized our customer services covering every aspect of service and process delivery and ensuring every member of staff was engaged. In the first half of 2022, with a focus on customer needs, we implemented a three-pronged initiative to enhance quality network perception, high-performance products and efficient services at customer touchpoints. This has resulted in a continued improvement in service quality and a significantly better customer perception. Through 10086, our integrated smart service gateway, we expanded video customer services and the application of other new technologies to optimize digital service delivery and customer engagement. We deployed Dayin platform to enhance perception management in an effective manner through the whole customer journey. We also promoted service awareness among all employees and strengthened our brand communications in an all-around manner. These efforts have supported our “Heartwarming Service” brand promise and gained us wide recognition in this regard. ACCELERATED THE DEVELOPMENT OF NEW INFORMATION INFRASTRUCTURE Looking to embrace the attributes of high-speed and ubiquitous, space-ground integrated, cloud-network convergent, intelligent and agile, green and low-carbon, secure and controllable, we developed the new integrated digital information infrastructure built on 5G, CFN and smart mid-end platform. A quality 5G network. As we continued to expand the depth and breadth of our 5G coverage, we adopted a scientific approach to coordinating our 700MHz, 2.6GHz and 4.9GHz frequency resources to take full advantage of the complementary strength of each frequency. We continued to promote the co-construction and sharing of our 5G network with China Broadcasting Network Corporation Limited and built the base network using 700MHz frequency band while we orderly grew our indoor coverage and utilized our 2.6GHz and 4.9GHz frequency bands with precision. In doing so, we further consolidated our 5G leadership. In the first half of 2022, 5G-related investments totaled RMB58.7 billion. We put in use a cumulative of one million 5G base stations, including 300,000 700MHz 5G base stations, which together served 263 million 5G network customers and more than 4,400 5G dedicated network projects. Our 5G services provided strong traffic support in the mass market and enabled industry transformations in our “Business” market. We were the first operator to commercialize VoNR (Voice over New Radio) with a full-fledged upgrade to our 5GtoB core network capabilities. Leveraging our leadership in 5G network standard setting as well as network technology, we have accelerated 6G innovation. To this end, we completed the verification of R16 technology and drove its industry adoption. We also played an important role in the freezing of the R17 standards by leading a total of 50 R17-related projects – the largest number among all operators. At the same time, we are leading 24 projects related to 5G-Advanced R18 standards, with a focus on AI-based wireless network architecture, multimedia enhancement and other technologies. In addition, we made breakthroughs in a number of network products including our proprietary 5G small cells. In terms of 6G, we led in envisaging the demand for the technology and achieved breakthroughs in more than 10 key technologies. We also built a 6G collaborative innovation base to drive domestic industrial research. Through these initiatives, we started to gain international recognition in the research and development (R&D) of 6G.

Interim Report 2022 09 A ubiquitous and integrated CFN. We proactively implemented the national strategy of channeling more computing resources from the east to the west and transformed our CFN from a conceptual prototype to an industrial practice. In terms of the supply of computing force, we advanced our plans to implement the national Dual Gigabit Network Coordinated Development Action Plan, striving to precisely construct a full-fiber gigabit broadband network. All of our Optical Line Terminal (OLT) platforms in the urban areas of cities and counties in the mainland of China, and over 88% for those in townships and villages, were equipped with gigabit capacity. Our gigabit coverage has reached 200 million households. We also strengthened our “4+3+X”6 data center facilities, with a total of 429,000 IDC cabinets available for external use, a net addition of 22,000. Our mobile cloud “N+31+X”7 saw enhanced cloud-network, cloud-edge, cloud-data and cloud-intelligence integration. The total number of cloud servers deployed accumulated to 593,000 after a net addition of 112,000. We have accelerated the development of a nationwide cloud dedicated network. This network is boosting synergies of the computing forces in the center, edge and terminal, allowing customers to seamlessly connect to the cloud when they access our network. We have enriched our product offering and cooperated with leading enterprises to integrate the social CFN for centralized management to meet the demand for computing force across various scenarios. Regarding computing force services, we have actively pursued business integration and innovation. Our initiatives included: focusing on enriching single entry points and our plug-and-play computing force services; building a computing network brain system with integrated computing-network deployment and orchestration; making “computing force faucets” where customers may access computing force services like getting tap water; eastern data and western storage, IoV, metaverse and other scenarios for CFN applications. During the Beijing Winter Olympics, we combined our CFN with the concept of the metaverse to create a variety of snow and ice technology applications such as digital-intelligent sports personas, XR studios and AR snow towns to help promote winter sports. In terms of computing force technology, we gradually introduced our CFN full-stack and full strategy through collaboration and technological advancement. We published our Computing Force Network Technology Whitepaper, which outlined ten major technical development directions and gathered extensive industry consensus. We also activated CFN technology and application trials, developing a national pilot CFN and testing more than 10 key technologies across over 30 scenarios. These trials were based on various initiatives, including the national strategy of channeling more computing resources from the eastern to the western regions, social CFN integration with smart computing and supercomputing, the computing network brain system and cloud-edge-terminal integration. An open and shared smart mid-end platform. We strove to build an open, central-kitchen-like model for our smart mid-end platform and have seen positive early outcomes in terms of our ability to apply the capabilities internally and externally as well as the value delivered. Regarding ability aggregation, based on various business scenarios, we have amassed, shared and replicated a range of standardized capabilities such as smart process automation and electronic signature, as well as polished high-quality technological capabilities such as fundamental communications, artificial intelligence, blockchain, precise positioning and security certification. We continued to gather internal and external data to build our core data capabilities surrounding content and customer insights. As of the end of June 2022, we have marketed 476 mid-end platform capabilities, which were deployed more than 11.0 billion times per month on average, an increase of 61.5% YoY. Under the principle of full compliance with the applicable rules and regulations, we collected a daily average of more than 5.5 petabytes of data, of which high-value data exceeded 600 petabytes. The scale has equipped us with proven capabilities to exercise quantitative management of our data. We provided more than 1.28 trillion threads of data every day on average, an increase of 36% from the end of 2021. To support internal functions, we promoted the use of these capabilities in sales and marketing, service, management and other units to drive intelligent operations, reduce costs and enhance efficiency. Externally, we also worked on commercializing our capabilities and achieved positive initial outcomes in segments such as finance, government, IT, Internet and cultural tourism. Our collaborative ecosystems on platforms such as “Yunshang Yidong”, “Wutong Yinfeng” and “Jiutian Lanyue” continued to expand. 6 4 hotspot regional centers + 3 trans-provincial centers + X (multiple) provincial centers and business nodes. 7 N (numerous) central resource pools + 31 provincial level resource pools + X (multiple) edge cloud nodes.

10 China Mobile Limited STRENGTHENING CAPABILITIES TO ACHIEVE SUSTAINABLE DEVELOPMENT To future-proof our organization and continue to develop sustainably, we strengthened our capabilities by pursuing technological innovation. Alongside focusing on product development, we also extended collaboration and deepened organizational reforms.  Deepened technological innovation. We continued to ramp up R&D investment8. In the first half of 2022, R&D investment amounted to RMB8.2 billion, up by 20.3% YoY. We are constantly enhancing our ability to independently drive innovation, with a rising proportion of staff members related to the digital-intelligent area. We assumed a principle role in fostering innovation and successfully concluded the first-stage development of critical and core technologies. Our 5G innovation consortia continued to expand, forming a cross-disciplinary alliance consisting of a number of leading enterprises. To advance our leadership in the industrial chain, we established an expert committee, with fellows of academies as its core members. We launched our “101 -102 -103 -104 ” industry partnership and commenced the construction of the Next Generation Mobile ICT National Engineering Research Center. Centering around 5G and the two key areas of next-generation mobile communications and next-generation artificial intelligence, we strove to develop advanced and original technologies. In terms of patent and standard setting, we are an industry leader, heading a total of 177 5G international standard-setting projects and owning more than 11,000 authorized patents. The scale has put us in the group of top-tier global operators. We accelerated the setting of CFN standards and established the first CFN open-source community in the world. We have rapidly improved our critical capabilities in digital intelligence, launching a range of products on our AI platform and more than 100 capabilities were converted into applications to empower network, customer services, public administration and other usage. Our proprietary IoT operating system and our enhanced fourth-generation mobile cloud main server boosted industry-leading performance in China. We have developed a series of edge cloud products and launched the “CMBaaS” product brand, offering supply chain financing, carbon accounting and other key solutions.  Enhanced product development capabilities. Our Product Management Committee played an important role in leading, facilitating, supporting and coordinating our product development process. While enriching our portfolio, creating integrated product suites and increasing the impact of our offerings, we also stepped up efforts toward consolidating our product chain to provide more high-quality information services. This was to ensure that delivering competitive products remains at the core of our value-oriented operations. In our “Customer” market, the numbers of users of our four key products – MIGU Video, video connecting tones, benefit products and “and-Duohao” (add-on numbers) – exceeded 200 million. Six of our products, including Mobile Cloud Drive, cloud games, MIGU Music and “and-Wallet”, recorded more than 100 million customers while our mobile certification service achieved the highest penetration rate in the industry. In our “Home” market, we initiated a pilot project to promote our standardized smart whole-house solutions, which are ready for large-scale deployments. We have also been developing big data products targeting communities and rural villages, designed to help identify business opportunities and improve governance. In addition, we created household computing network-integrated products using cloud-based broadband. In our “Business” market, we have significantly increased our mobile cloud resources and established five 3AZ9 high quality resource pools with more than 600 edge nodes. Our proprietary core products have proven to be secure and controllable. These facilities have consolidated our industry leadership in integrated cloud-network-edge capabilities. The revenue share of our public cloud ranked the seventh in the market, while our dedicated cloud and public administration cloud services ranked the fourth and the third respectively. Under the Wutong big data platform, we launched three categories of standardized products while several of our key security products, including those related to dedicated line services, have been put into commercial trial across the entire network. Our 9-One Industry Platform10 has been developed to aggregate a suite of premium features and capabilities including clouds, network and applications, which enabled us to deliver one-stop solutions. The platform has been deployed more than 100 billion times cumulatively, supporting delivery of more than 1,000 5G projects cumulatively. For terminal products, by building a sales alliance involving all terminals and sales channels, we recorded a total terminal sales volume of more than 48 million units (inclusive of handset sales) in the first half of the year. Through our efforts, we have greatly increased the popularity of 5G terminals and further enhanced our influence in the industry. 8 R&D investment includes expensed R&D investments and capitalized R&D investments 9 There are three available zones (AZ) in the resource pool. The networks in these zones are interconnected yet physically independent, ensuring low network latency, high service reliability and the satisfaction of application disaster recovery requirements. 10 The 9-One Industry Platform includes: OnePoint High-precision Positioning Platform, OneTraffic Smart Transportation Platform, OnePower Industrial Internet Platform, OneFinT Smart Finance Platform, OneEdu and-Education Platform, OneHealth Smart Healthcare Cloud Platform, OneTrip Smart Cultural Tourism Platform, OneVillage Rural Revitalization Platform, OneCity Smart City Platform, OnePark Smart Park Platform, OneCyber5G Dedicated Network Operations Platform.

Interim Report 2022 11 Extended open collaboration. To foster strategic collaboration, we formed and deepened our strategic partnerships with local governments, enterprises and public institutions, aimed at promoting digital industrialization and industry digitalization. In doing so, we created cross-disciplinary synergies in information services to support the innovation and development of the digital economy. In terms of capital and funding, we optimized our investment strategy to create more synergy within the industry and facilitate industrial chain upgrades. Drawing on our new information service system, which features connectivity, computing force and abilities, we have increased our efforts to extensively expand the digital ecosystem. The innovative aspect of our collaborative initiatives can be seen in our “Joint Innovation Plus” R&D cooperation system, as well as in our work with national platforms, innovative technology enterprises, tertiary organizations and research institutes. In addition to exploring new models of joint R&D initiatives with enterprises, we also strengthened the management of the fund jointly established by the National Natural Science Foundation of China and China Mobile. Meanwhile, we actively built a new digital-intelligent ecosystem upon various industry alliances initiated by us in areas such as 5G, smart home, IoT and terminal solutions, by leveraging capital as a link. Through such an ecosystem, we tapped into the enormous opportunities in the blue-ocean digital economy hand-in-hand with our strategic investment partners, other partners in the telecommunications industry, system integrators, internet and technology companies as well as the society at large. Advanced enterprise reforms. With the goal of establishing China Mobile as a world-class model enterprise, we furthered reforms focused on governance, talent and incentive mechanisms, which have helped us create fresh momentum toward the high-quality development of our organization. We furthered the “Double-hundred Action” initiative – designed to reform state-owned enterprises by benchmarking world-leading companies – as well as the national reform program encouraging select Chinese technology companies to implement market-oriented reforms. Three of our subsidiaries – our design institute, smart home business operation center and Internet company – have recently been added to this national technology company reform program. We have achieved breakthroughs from mixed-ownership reforms at XinSheng Tech, which has introduced strategic investors and implemented an employee share ownership scheme. In addition, we launched two key pilot reform programs to support technological research and develop specialized, premium, unique and new products and capabilities. We believe that our reforms at the policy level helped stimulate creativity and entrepreneurship. We continued to optimize our incentive mechanisms by identifying the first batch of top talent development zones to provide added motivation to these individuals. In our technological research “special zones”, we stepped up our tailored incentive policies for our “Wutong” and “Jiutian” teams as well as for XinSheng Tech and China Mobile advisory service, taking into consideration the unique characteristics of each business. In our “Business” market, we refined the system supporting our go-to-market initiatives by setting up various work groups targeting key industries, market segments and major projects, and as a result, we have strengthened our competitiveness in the information services market. We also further reformed our grid operations, unleashing the effect of the inverted pyramid structure whereby managers are urged to provide support to their frontline staff. This approach to grid operations has helped us ignite vitality in our business. To form an encompassing direct sales system as well as drive channel transformations and upgrades, we continued to connect with partners throughout the industry chain to create pan-terminal and cross-channel sales alliances.

12 China Mobile Limited PROACTIVELY PUTTING ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INTO PRACTICE In our business, we adhere to the principles of integrity, transparency, openness and efficiency to fully comply with all applicable listing rules and ensure sound corporate governance. We pursued policies to increase board member diversity and ensure that our independent non-executive directors contribute their respective experience and expertise to help us further improve our corporate governance and decision-making mechanisms. While advancing our “Compliance Escort Plan”, we continued to strengthen our compliance management system and implement its principles throughout all processes and areas in operations to drive the high-quality development of our business. To strengthen our risk prevention and control measures as well as ensure strong risk detection and management abilities, we enhanced our supervision over key business areas in view of supporting the healthy and sustainable development of the Company We put great emphasis on sustainable development and remain committed to working for the greater good for the wider community with the utmost sincerity. To this end, we activated campaigns surrounding the themes of digital-intelligent innovation, inclusive growth and green and low-carbon development. These campaigns are part of our corporate responsibility and designed to promote economic, social and environmental sustainability. We worked to empower various industries in their digital-intelligent transformation journeys, bringing better digital experiences to our daily life. We also took steps to support the coordinated regional development across China and helped advance rural revitalization. In addition, we drove progress of the “C2 Three Energy Action Plan”11 and contributed to the realization of China’s carbon peaking and carbon neutrality goals. We implemented philanthropic campaigns, supported the prevention and control of COVID-19, facilitated disaster relief and took part in other initiatives to promote the public good. These efforts have won us recognition from the wider community. Another area of focus for us is talent development, where we have put great emphasis on creating a friendly and enabling workplace. Our employees are central to the growth of the Company, we deeply care about them and are committed to supporting and motivating them in their careers FUTURE OUTLOOK At present, a new wave of technological evolution and industry transformation has given rise to significant momentum in both integration and innovation related to the next generation of information technology. These advances have increasingly been woven into every aspect and every process of people’s daily life, the economy and society. The fast-growing, all-encompassing and profoundly impactful digital economy features an information network as its critical infrastructure, data as the core element, information technology as the major driver, with integration and innovation as its key strategic elements. In the digital economy, information has become a crucial factor that drives the progress of human civilization, as well as economic and social development. The development will create enormous growth opportunities for information services. China’s digital economy is expected to grow from 39.8% of its GDP in 2021 to over 50%12 by 2025, with the scale of the information services market expected to increase from RMB12.5 trillion in 2021 to RMB22.8 trillion12 over the same period. This growth trend presents valuable opportunities for the digital-intelligent transformation of our Company. However, we also need to face uncertainties in our transformation and future development. The combined effect of COVID-19, geopolitical tensions, fluctuations in commodity prices and disruptions across the industrial and supply chains, among other factors, will impact our operations and production to a certain extent. In addition, the fast pace of change within the information services market creates more complexity, forcing us to increase our efforts across digital-intelligent platform operations and product offerings. 11 C2 Three Energy-China Mobile Carbon Peak Carbon Neutrality Action Plan; “Three Energy” refers to the three guiding principles of actions which include energy saving, clean energy and empowerment. 12 Source: Ministry of Industry and Information Technology, China Academy of Information and Communications Technology

Interim Report 2022 13 In response to the evolving industry landscape as well as the opportunities emerging from it, we will embark on a new journey, fully, accurately and comprehensively aligning with new principles to ensure our participation in the new development paradigm and drive high-quality growth. We will pursue stable progress while forging ahead with a steadfast focus on innovation. At the same time, we will advance towards a new position of becoming a world-class information services and sci-tech innovation enterprise and put in place a new strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, establishing new information infrastructure centered around 5G, CFN and smart mid-end platform, and forming an innovative information services system that consists of connectivity, computing force and abilities. With these, we will continue to satisfy, drive and uncover market demand while enabling the digital-intelligent transformation of production, lifestyle and social governance. We will strive to consistently create greater value for our customers and shareholders by providing quality information services and generating exceptional business results. ACKNOWLEDGEMENT Mr. Wang Yuhang, executive director of the Company, resigned in April 2022, together with Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu, who resigned in May 2022 after serving as independent non-executive directors for 19 and 9 years respectively. All three directors have been dedicated and diligent in performing their duties, making great contribution to the development of the Company. On behalf of the Board, I would like to express my deep appreciation and gratitude to them for their remarkable contribution over the past years. Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees. Yang Jie Chairman Hong Kong, 11 August 2022

14 China Mobile Limited UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the six months ended 30 June 2022 (Expressed in Renminbi (“RMB”)) Six months ended 30 June 2022 2021 Note Million Million Operating revenue 5 Revenue from telecommunications services 426,417 393,215 Revenue from sales of products and others 70,517 50,432 496,934 443,647 Operating expenses Network operation and support expenses 6 138,194 121,146 Depreciation and amortization 99,464 99,472 Employee benefit and related expenses 63,934 55,910 Selling expenses 26,182 30,389 Cost of products sold 68,900 50,042 Other operating expenses 7 25,812 24,172 422,486 381,131 Profit from operations 74,448 62,516 Other gains 3,076 2,707 Interest and other income 8 8,859 7,367 Finance costs (1,229) (1,421) Income from investments accounted for using the equity method 6,195 6,527 Profit before taxation 91,349 77,696 Taxation 9 (21,012) (18,510) PROFIT FOR THE PERIOD 70,337 59,186 Other comprehensive income for the period, net of tax: Items that will not be subsequently reclassified to profit or loss Changes in the fair value of financial assets measured at fair value through other comprehensive income (160) (191) Share of other comprehensive (loss)/income of investments accounted for using the equity method (3) 46 Items that may be subsequently reclassified to profit or loss Currency translation differences 1,211 (186) Share of other comprehensive loss of investments accounted for using the equity method (386) (18) TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 70,999 58,837

Interim Report 2022 15 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED) for the six months ended 30 June 2022 (Expressed in Renminbi (“RMB”)) Six months ended 30 June 2022 2021 Note Million Million Profit attributable to: Equity shareholders of the Company 70,275 59,118 Non-controlling interests 62 68 PROFIT FOR THE PERIOD 70,337 59,186 Total comprehensive income attributable to: Equity shareholders of the Company 70,937 58,769 Non-controlling interests 62 68 TOTAL COMPREHENSIVE INCOME FOR THE PERIOD 70,999 58,837 Earnings per share – Basic 11(a) RMB3.29 RMB2.89 Earnings per share – Diluted 11(b) RMB3.29 RMB2.89 The notes on pages 21 to 40 are an integral part of this interim financial information.

16 China Mobile Limited UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET as at 30 June 2022 (Expressed in RMB)  As at 30 June 2022 As at 31 December 2021 Note Million Million Assets Non-current assets Property, plant and equipment 12 698,550 723,305 Construction in progress 12 105,786 71,742 Right-of-use assets 56,201 55,350 Land use rights 15,530 15,739 Goodwill 35,344 35,344 Other intangible assets 7,062 8,171 Investments accounted for using the equity method 13 174,104 169,556 Deferred tax assets 45,727 43,216 Financial assets measured at fair value through other comprehensive income 14 523 689 Financial assets measured at fair value through profit or loss 14 102,955 78,600 Restricted bank deposits 6,479 7,046 Other non-current assets 34,559 37,198 1,282,820 1,245,956 Current assets Inventories 16,216 10,203 Contract assets 8,685 6,551 Accounts receivable 15 60,722 34,668 Other receivables 8,188 10,137 Amount due from ultimate holding company 20(a) 2,427 2,612 Prepayments and other current assets 23,382 28,291 Prepaid income tax 952 875 Other financial assets measured at amortized cost 16 29,807 33,884 Financial assets measured at fair value through profit or loss 14 114,163 132,995 Restricted bank deposits 2,067 2,163 Bank deposits 88,602 89,049 Cash and cash equivalents 272,350 243,943 627,561 595,371 Total assets 1,910,381 1,841,327

Interim Report 2022 17 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED) as at 30 June 2022 (Expressed in RMB) As at 30 June 2022 As at 31 December 2021 Note Million Million Equity and liabilities Liabilities Current liabilities Accounts payable 17 163,753 152,712 Bills payable 13,385 12,747 Contract liabilities 59,327 79,068 Accrued expenses and other payables 259,017 274,509 Amount due to ultimate holding company 20(a) 35,602 23,478 Income tax payable 12,502 13,575 Lease liabilities 24,987 26,059 568,573 582,148 Non-current liabilities Lease liabilities – non-current 35,491 30,922 Deferred revenue 8,624 8,487 Deferred tax liabilities 2,791 2,369 Other non-current liabilities 7,454 7,109 54,360 48,887 Total liabilities 622,933 631,035 Equity Share capital 19 453,504 402,130 Reserves 829,962 804,220 Total equity attributable to equity shareholders of the Company 1,283,466 1,206,350 Non-controlling interests 3,982 3,942 Total equity 1,287,448 1,210,292 Total equity and liabilities 1,910,381 1,841,327 The notes on pages 21 to 40 are an integral part of this interim financial information

18 China Mobile Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2022 (Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	Exchange reserve Million	PRC Statutory reserves Million	Other reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2021	402,130	(264,308)	(198)	346,794	3,786	660,712	1,148,916	3,856	1,152,772
Changes in equity for the six months ended 30 June 2021:									
Profit for the period	–	–	–	–	–	59,118	59,118	68	59,186
Changes in the fair value of financial assets measured at fair value through other comprehensive income	–	(191)	–	–	–	–	(191)	–	(191)
Currency translation differences	–	–	(186)	–	–	–	(186)	–	(186)
Share of other comprehensive income of investments accounted for using the equity method	–	28	–	–	–	–	28	–	28
Total comprehensive income for the period	–	(163)	(186)	–	–	59,118	58,769	68	58,837
Dividends paid during the period (note 10(b))	–	–	–	–	–	(29,916)	(29,916)	(63)	(29,979)
Share option scheme – Value of share options (note 18)	–	209	–	–	–	–	209	–	209
Changes in the share of other reserves of investments accounted for using the equity method	–	(41)	–	–	–	–	(41)	–	(41)
Others	–	–	–	–	41	–	41	–	41
As at 30 June 2021	402,130	(264,303)	(384)	346,794	3,827	689,914	1,177,978	3,861	1,181,839
As at 31 December 2021	402,130	(264,677)	(1,080)	347,373	3,908	718,696	1,206,350	3,942	1,210,292
Changes in equity for the six months ended 30 June 2022:									
Profit for the period	–	–	–	–	–	70,275	70,275	62	70,337
Changes in the fair value of financial assets measured at fair value through other comprehensive income	–	(160)	–	–	–	–	(160)	–	(160)
Currency translation differences	–	–	1,211	–	–	–	1,211	–	1,211
Share of other comprehensive loss of investments accounted for using the equity method	–	(389)	–	–	–	–	(389)	–	(389)
Total comprehensive income for the period	–	(549)	1,211	–	–	70,275	70,937	62	70,999
Dividends paid during the period (note 10(b))	–	–	–	–	–	(44,594)	(44,594)	(22)	(44,616)
Issuance of RMB Shares and exercise of over-allotment (note 19)	51,374	–	–	–	–	–	51,374	–	51,374
Purchase of own shares (note 19)	–	–	–	–	–	(707)	(707)	–	(707)
Share option scheme – Value of share options (note 18)	–	146	–	–	–	–	146	–	146
Changes in the share of other reserves of investments accounted for using the equity method	–	(98)	–	–	–	–	(98)	–	(98)
Others	–	(20)	–	–	58	20	58	–	58
As at 30 June 2022	453,504	(265,198)	131	347,373	3,966	743,690	1,283,466	3,982	1,287,448

The notes on pages 21 to 40 are an integral part of this interim financial information.

Interim Report 2022 19 UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the six months ended 30 June 2022 (Expressed in RMB) Six months ended 30 June 2022 2021 Note Million Million Operating activities Profit before taxation 91,349 77,696 Adjustments for: – Depreciation and amortization 99,464 99,472 – Interest and other income 8 (8,859) (7,367) – Finance costs 1,229 1,421 – Income from investments accounted for using the equity method (6,195) (6,527) – Others 5,808 5,400 Operating cash flows before changes in working capital 182,796 170,095 Changes in working capital – Increase in inventories (6,243) (1,815) – Increase in contract assets (3,801) (1,647) – Increase in accounts receivable (31,263) (16,835) – Increase/(decrease) in accounts payable 5,790 (10,776) – Increase in accrued expenses and other payables 32,664 54,905 – Decrease in contract liabilities (19,741) (11,001) – Other changes in working capital 11,340 2,427 Cash generated from operations 171,542 185,353 Tax paid – The mainland of China and other countries and regions’ enterprise income tax paid (24,170) (23,638) – Hong Kong profits tax paid (100) (97) Net cash generated from operating activities 147,272 161,618 Investing activities Payment for property, plant and equipment (88,289) (86,470) Payment for other intangible assets (1,433) (1,105) Proceeds from disposal and write-off of property, plant and equipment 355 197 Decrease in bank deposits (including non-current portion) 10,517 17,220 (Increase)/decrease in other financial assets measured at amortized cost (including non-current portion) (57) 9,490 Decrease in restricted bank deposits (excluding deposited customer reserves) 241 1,864 Interest and other finance income received 6,465 7,129 Purchase of investments accounted for using the equity method – (58) Dividends received from investments accounted for using the equity method 1,512 1,292 Purchase of financial assets measured at fair value through profit or loss (51,000) (47,773) Proceeds from disposal of financial assets measured at fair value through profit or loss 47,601 33,918 Proceeds from disposal of financial assets measured at fair value through other comprehensive income 22 – Net cash used in investing activities (74,066) (64,296)

20 china mobile limited unaudited condensed consolidated statement of cash flows (continued) for the six months ended 30 june 2022 (expressed in rmb) six months ended 30 june note 2022 million 2021 million financing activities proceeds received from exercise of over-allotment of rmb shares 3,286 – dividends paid to the company’s equity shareholders (44,594) (29,916) interest paid in relation to short-term deposits placed by cmcc group (41) (75) net receipts of short-term deposits placed by cmcc group 20(a) 10,286 7,462 repayment of principal and interest of lease liabilities (13,156) (12,768) payment for purchase of own shares 19 (707) – others (82) (495) net cash used in financing activities (45,008) (35,792) net increase in cash and cash equivalents 28,198 61,530 cash and cash equivalents, beginning of period 243,943 212,729 effect of changes in foreign exchange rate 209 (116) cash and cash equivalents, end of period 272,350 274,143 the notes on pages 21 to 40 are an integral part of this interim financial information

Interim Report 2022 21 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and information related services in the mainland of China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in the British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The ordinary shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since 23 October 1997 and the American Depositary Shares (“ADSs”) of the Company had been listed on the New York Stock Exchange LLC (the “NYSE”) since 22 October 1997. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company and on 7 May 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration. The delisting of the Company’s ADSs became effective on 18 May 2021. On 5 January 2022, the Company completed the initial public offering of ordinary shares subscribed for and traded in RMB (the “RMB Shares”), which were listed on the Shanghai Stock Exchange (the “SHEX”). 2 BASIS OF PREPARATION The unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”), and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent, and the applicable disclosure requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on HKEX. The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/ HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates. The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2021. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2021 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2022. No events and transactions that are significant to the changes in financial position and performance of the Group since the release of the annual financial statements for the year ended 31 December 2021 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”). The unaudited condensed consolidated interim financial information was approved by the board of directors of the Company for issuance on 11 August 2022

22 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 2 BASIS OF PREPARATION (CONTINUED) The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). KPMG’s unmodified independent review report to the board of directors is included on page 41 of this interim report. The financial information relating to the year ended 31 December 2021, that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 as comparative information, does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows: The Company has delivered the financial statements for the year ended 31 December 2021 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622). The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622). 3 SIGNIFICANT ACCOUNTING POLICIES Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2021. The following amendments are mandatory for the first time for the Group’s financial year beginning on 1 January 2022 and are applicable for the Group: • Amendments to IAS/HKAS 16, Property, plant and equipment: Proceeds before intended use • Amendments to IAS/HKAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts – cost of fulfilling a contract The adoption of the above amendments did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information. In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning on or after 1 January 2023 and have not been early adopted by the Group. The management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

23 Interim Report 2022 23 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 4 SEGMENT REPORTING An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and information related services. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside of the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively. 5 OPERATING REVENUE Six months ended 30 June 2022 2021 Million Million Revenue from telecommunications services Voice services 38,706 40,849 SMS & MMS SERVICES 16,278 16,481 Wireless data traffic services 208,192 208,581 Wireline broadband services 54,168 47,200 Applications and information services 97,988 69,287 Others 11,085 10,817 426,417 393,215 Revenue from sales of products and others 70,517 50,432 496,934 443,647 The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material.

24 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 6 NETWORK OPERATION AND SUPPORT EXPENSES Six months ended 30 June Million 2021 Million 2022 Note Maintenance, operation support and related expenses 87,141 71,087 Power and utilities expenses 25,202 24,342 Charges for use of tower assets (i) 13,512 13,809 Charges for use of lines and network assets (ii) 4,470 4,726 Charges for use of other assets (ii) 2,937 2,417 Others 4,932 4,765 138,194 121,146 Note:(i) Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred. (ii) Charges for use of lines and network assets and other assets mainly include the non-lease components charges and the lease components charges for lease contracts that are exempt from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred. 7 OTHER OPERATING EXPENSES Six months ended 30 June Note 2022 Million 2021 Million Interconnection 10,676 9,796 Expected credit impairment losses 5,223 4,561 Net loss on disposal and write-off of  property, plant and equipment 233 385 Research and development expenses (i) 2,680 2,260 Taxes and surcharges 1,464 1,327 Others 5,536 5,843 25,812 24,172 Note: (i) The item does not include depreciation and amortization and employee benefit and related expenses related to research and development

25 Interim Report 2022 25 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 8 INTEREST AND OTHER INCOME Six months ended 30 June 2022 Million 2021 Million Interest income 5,543 4,995 Net gains on hold/disposal of financial assets 3,316 2,372 8,859 7,367 9 TAXATION Six months ended 30 June Note 2022 Million 2021 Million Current tax Provision for enterprise income tax in the mainland of China and other countries and regions on the estimated assessable profits for the period (i) 22,840 24,421 Provision for Hong Kong profits tax on the estimated assessable profits for the period (ii) 280 250 23,120 24,671 Deferred tax Origination and reversal of temporary differences, net (2,108) (6,161) 21,012 18,510 Note: (i) The provision for enterprise income tax in the mainland of China and other countries and regions has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the regions in which the Group operates. The Company’s subsidiaries operate mainly in the mainland of China. The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (for the six months ended 30 June 2021: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2022. Certain subsidiaries of the Company entitle to the preferential tax rate of 15% (for the six months ended 30 June 2021: 15%), and certain research and development costs of the Company’s PRC subsidiaries are qualified for 75% (for the six months ended 30 June 2021: 75%) additional deduction for tax purpose. (ii) The provision for Hong Kong profits tax is calculated at 16.5% (for the six months ended 30 June 2021: 16.5%) of the estimated assessable profits for the six months ended 30 June 2022. (iii) Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

26 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 10 DIVIDENDS (a) Dividends attributable to the period Six months ended 30 June 2022 2021 Million Million Ordinary interim dividend declared after the balance sheet date of HK$2.200 (equivalent to approximately RMB1.881) (2021: HK$1.630 (equivalent to approximately RMB1.356)) per share 40,192 27,771 The 2022 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.85519, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2022. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2022. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals. (b) Dividends attributable to the previous financial year, approved and paid during the period Six months ended 30 June 2022 2021 Million Million Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$2.430 (equivalent to approximately RMB2.087) (2021: HK$1.760 (equivalent to approximately RMB1.481)) per share 44,594 29,916

27 Interim Report 2022 27 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 11 EARNINGS PER SHARE (a) Basic earnings per share The calculation of basic earnings per share for the six months ended 30 June 2022 is based on the profit attributable to equity shareholders of the Company of RMB70,275 million (for the six months ended 30 June 2021: RMB59,118 million) and the weighted average number of 21,335,565,066 shares in issue during the period (for the six months ended 30 June 2021: 20,475,482,897 shares). (b) Diluted earnings per share For the six months ended 30 June 2022 and 2021, the Group has considered the impact from the following factors when calculating diluted earnings per share: (i) Convertible bonds issued by an associate of the Group (“CB”) that were outstanding during the periods (note 14); (ii) Share options issued by the Company that were outstanding during the periods (note 18); (iii) The RMB Shares publicly offered but had yet to be listed on the SHEX during the period; and (iv) The over-allotment option that was outstanding during the period (note 19). The first two factors had no dilutive effects for both periods, as (i) the assumed conversion of the CB would have increased the profit attributable to equity shareholders of the Company, (ii) the exercise price of the share options exceeded the average market price of the Company’s ordinary shares on the HKEX during the periods the share options were outstanding. The third factor had no dilutive effect for the period, as (iii) the offer price of the RMB Shares was not lower than its fair value during the period from the beginning of the current period to the completion date of the listing on the SHEX. The fourth factor had a dilutive effect during the period, as (iv) the exercise price of the over-allotment option was lower than the average market price of the RMB Shares during the exercisable period. For the six months ended 30 June 2022, the calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of RMB70,275 million (for the six months ended 30 June 2021: RMB59,118 million) and the weighted average number of 21,335,665,605 shares during the period (for the six months ended 30 June 2021: 20,475,482,897 shares). As the dilutive effect on earnings per share resulting from the assumed exercise of over-allotment option was negligible, therefore diluted earnings per share were the same as basic earnings per share. For the six months ended 30 June 2021, diluted earnings per share were the same as basic earnings per share.

28 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 12 PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS For the six months ended 30 June 2022, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB91,576 million (for the six months ended 30 June 2021: RMB85,976 million) and the depreciation of property, plant and equipment recognized in unaudited condensed consolidated statement of comprehensive income was RMB82,190 million (for the six months ended 30 June 2021: RMB83,337 million). The Group adjusted the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero with effect from 2021. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the six months ended 30 June 2021 increased by approximately RMB7,973 million. 13 INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (a) Investments accounted for using the equity method The amounts recognized in the unaudited condensed consolidated balance sheet are as follows: As at 30 June As at 31 December 2022 Million 2021 Million Associates 173,314 168,552 Joint ventures 790 1,004 174,104 169,556 Details of principal associates, all of which are listed on exchanges, are as follows: Name of associate Place of incorporation/ establishment and operation Proportion of ownership interest held by the Company or its subsidiary Principal activity Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) The PRC 18% Provision of banking services China Tower Corporation Limited (“China Tower”) The PRC 28% Provision of construction, maintenance and operation of telecommunications towers True Corporation Public Company Limited (“True Corporation”) Thailand 18% Provision of telecommunications services

Interim Report 2022 29

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

13 INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED)

(a) Investments accounted for using the equity method (Continued)

(i) The fair values of the interests in listed associates are based on quoted market prices (level 1: unadjusted quoted price in active markets) at the balance sheet date without any deduction for transaction costs and disclosed as follows:

	As at 30 June 2022		As at 31 December 2021	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
SPD Bank	**112,603**	**42,732**	107,982	45,507
China Tower	**51,254**	**42,454**	51,246	34,560
True Corporation	**———**	**5,266**	4,903	5,489

Up to the approval date of the unaudited condensed consolidated interim financial information, True Corporation have not yet disclosed its interim results for the six months ended 30 June 2022, with related financial information of the associate not being respectively disclosed.

(ii) The Group assesses at the end of each reporting period whether there is objective evidence that interests in associates and joint ventures are impaired.

As at 30 June 2022, the fair value of investment in SPD Bank was RMB42,732 million (as at 31 December 2021: RMB45,507 million) based on its quoted market price, which was below its carrying amount by approximately 62.1% (as at 31 December 2021: approximately 57.9%). The management of the Group performed an impairment assessment and determined the recoverable amount of the investment based on its VIU. The calculation has considered pre-tax cash flow projections of SPD Bank for a five-year forecast with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in the mainland of China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management's assessment result, there was no impairment of the investment as at 30 June 2022.

As at 30 June 2022, the fair value of investment in China Tower was RMB42,454 million (as at 31 December 2021: RMB34,560 million) based on its quoted market price, which was below its carrying amount by approximately 17.2% (as at 31 December 2021: approximately 32.6%). Based on the management's assessment result, there was no impairment of the investment as at 30 June 2022.

As at 30 June 2022, there was no impairment indicator of the Group's interests in other associates or joint ventures.

30 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 13 INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS (CONTINUED) (b) Investments in a joint operation To efficiently enhance its 5G network coverage, the Group entered into a series of collaboration agreements with China Broadcasting Network Corporation Ltd. (“CBN”) to co-construct and share 700MHz 5G wireless network (the “Co-construction and Sharing Agreement”). In accordance with the Co-construction and Sharing Agreement, the parties shall co-construct and share 700MHz wireless network (including but not limited to base stations and antennas) based on all 700MHz frequency bands of the radio spectrum in respect of which CBN had been permitted to use by relevant national departments. The parties shall jointly determine network construction plans. Without consent from the other party, any party may not dispose of (including transfer, mortgage or pledge, etc) all or any of the 700MHz wireless network assets within the scope of collaboration. The Group initially bear the construction costs of the 700MHz 5G wireless network within the agreed scope under the Co-construction and Sharing Agreement and shall initially own the assets underlying the said wireless network. CBN shall pay the Group network usage fees based on fair and reasonable negotiations. Therefore, both parties have the right to use the 700MHz wireless network. Subject to compliance with applicable laws, regulations and regulatory requirements, CBN may purchase 50% of the 700MHz 5G wireless network assets from the Group by stages, at the then assessed fair value. 14 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS The following table presents the fair value and fair value hierarchy of the Group’s financial instruments measured at the end of the reporting period on a recurring basis. The level into which a fair value measurement is classified is determined with reference to the lowest level input that is significant to the entire measurement. The different levels have been defined as follows: Level 1 valuations: unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 valuations: observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Level 3 valuations: fair value measured using significant unobservable inputs.

Interim Report 2022 31

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED)

(Expressed in RMB unless otherwise indicated)

14 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table presents the Group's assets that are measured at fair value at 30 June 2022:

	Note	Level 1 Million	Level 2 Million	Level 3 Million	Total Million
Financial assets measured at fair value through other comprehensive income ("FVOCI")	(i)	434	–	89	523
Financial assets measured at fair value through profit or loss ("FVPL")	(ii)	58,599	–	158,519	217,118
Total		59,033	–	158,608	217,641

The following table presents the Group's assets that are measured at fair value at 31 December 2021:

	Note	Level 1 Million	Level 2 Million	Level 3 Million	Total Million
Financial assets measured at fair value through other comprehensive income ("FVOCI")	(i)	600	–	89	689
Financial assets measured at fair value through profit or loss ("FVPL")	(ii)	41,466	–	170,129	211,595
Total		42,066	–	170,218	212,284

Note:

(i) The category of FVOCI is primarily the equity investments in listed companies that are not held for trading.

(ii) The category of FVPL mainly comprises wealth management products ("WMPs") offered by various financial institutions in China amounting to RMB126,761 million (as at 31 December 2021: RMB169,395 million), asset management plan amounting to RMB30,481 million (as at 31 December 2021: Nil), monetary funds and bond funds amounting to RMB47,836 million (as at 31 December 2021: RMB30,346 million) and the Group has investment in CB of RMB9,630 million (as at 31 December 2021: RMB9,618 million).

The WMPs and asset management plan will mature with variable return rates indexed to the performance of underlying assets. As at 30 June 2022 and 31 December 2021, they were measured at fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity.

As at 30 June 2022 and 31 December 2021, the CB, monetary funds and bond funds were measured at fair value as level 1 of fair value hierarchy.

For the six months ended 30 June 2022, the Group did not exercise any CB into SPD Bank's common stock (for the six months ended 30 June 2021: Nil).

There were no transfers between the levels of fair value hierarchy for the six months ended 30 June 2022 and 2021.

32 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 14 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED) The movements during the period in the balance of these Level 3 fair value measurements are as follows: As at 31 December 2021 Purchase Disposal Recognized in profit or loss Recognized in other comprehensive income As at 30 June 2022 Million Million Million Million Million Million Financial assets measured at FVOCI 89 – – – – 89 Financial assets measured at FVPL 170,129 33,501 (47,083) 1,972 – 158,519 170,218 33,501 (47,083) 1,972 – 158,608 15 ACCOUNTS RECEIVABLE Aging analysis of accounts receivable, net of loss allowance is as follows: As at 30 June 2022 As at 31 December 2021 Million Million Base on invoice date: Within 30 days 18,773 12,198 31–60 days 6,794 3,855 61–90 days 6,506 4,045 91 days–1 year 24,908 11,457 Over 1 year 3,741 3,113 60,722 34,668 The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period grants by the Group is based on the service contract terms, normally not exceeding 1 year.

Interim Report 2022 33 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 16 OTHER FINANCIAL ASSETS MEASURED AT AMORTIZED COST Other financial assets measured at amortized cost primarily include short-term loans granted to China Tower through China Mobile Group Finance Co., Ltd. (“China Mobile Finance”) of principal and interest RMB2,502 million (as at 31 December 2021: RMB2,502 million), as well as other short-term loans and debt instrument investments to banks, other financial institutions and other third parties of principal and interest RMB27,564 million (as at 31 December 2021: RMB31,641 million). The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates. 17 ACCOUNTS PAYABLE Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc. The aging analysis of accounts payable is as follows: As at 30 June 2022 As at 31 December 2021 Million Million Base on invoice date: Within 180 days 82,655 86,545 181 days to 1 year 40,903 28,948 Over 1 year 40,195 37,219 163,753 152,712 All of the accounts payable are expected to be settled within one year or are repayable on demand.

34 China Mobile Limited  NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 18 SHARE-BASED PAYMENT At the Company’s Annual General Meeting (“AGM”) held on 20 May 2020, the shareholders of the Company approved the adoption of the Share Option Scheme (the “Scheme”), for the grant of share options (“Share Options”) to qualified participants. The maximum number of shares to be issued upon the exercise of the Share Options granted under the Scheme shall not in aggregate exceed 10% of the total share capital of the Company as at the date of approval of the Scheme at a general meeting of shareholders. The exercise price of options shall be determined in accordance with the fair market price principle, with the base day for pricing being the grant date. The exercise price shall not be lower than the higher of the following prices: (i) the closing price of the shares on the grant date; and (ii) the average closing price of the shares on the HKEX for the five trading days prior to the grant date. Subject to the satisfaction of the conditions for vesting as provided under the Scheme, the Share Options granted shall be vested in three batches as follows: (i) the first batch (being 40% of the Share Options granted) will be vested on the first trading day after 24 months from the grant date; (ii) the second batch (being 30% of the Share Options granted) will be vested on the first trading day after 36 months from the grant date; and (iii) the third batch (being 30% of the Share Options granted) will be vested on the first trading day after 48 months from the grant date. Vesting period ends ten years from the grant date. On 12 June 2020 (the “Grant Date”), the Board of Directors of the Company approved the grant of Share Options representing an aggregate of 305,601,702 shares to 9,914 participants of the Scheme pursuant to the aforementioned authorization, which represented 1.5% of the Company’s issued share capital. The exercise price was HK$55.00 per share. Participants are backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. No Share Options had been granted to the directors, chief executive or substantial shareholder of the Company or any of their related parties. For the six months ended 30 June 2022, share options compensation expenses recorded in profit or loss amounted to RMB146 million (for the six months ended 30 June 2021: RMB209 million).

Interim Report 2022 35 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 18 SHARE-BASED PAYMENT (CONTINUED) (a) Movements in share options Movements in the number of share options outstanding and their related weighted average exercise prices are as follows: Share option scheme Average exercise price Numbers of options As at 1 January 2021 HK$55.00 304,702,702 Forfeited HK$55.00 (1,319,534) As at 30 June 2021 HK$55.00 303,383,168 As at 1 January 2022 HK$55.00 302,096,876 Forfeited HK$55.00 (18,897,600) As at 30 June 2022 HK$55.00 283,199,276 Vested and exercisable as at 30 June 2022 HK$55.00 104,167,642 During the six months ended 30 June 2022, no ordinary shares had been issued by the Company as no Share Options was exercised (during the six months ended 30 June 2021: Nil). (b) Share options outstanding Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at 30 June 2022 and 31 December 2021 are as follows: Grant date Normal exercise period Exercise price No. of shares involved in the options outstanding as at 30 June 2022 No. of shares involved in the options outstanding as at 31 December 2021 12 June 2020 12 June 2022-12 June 2030 HK$55.00 104,167,642 120,838,750 12 June 2020 12 June 2023-12 June 2030 HK$55.00 89,515,817 90,629,063 12 June 2020 12 June 2024-12 June 2030 HK$55.00 89,515,817 90,629,063 The options outstanding as at 30 June 2022 had a weighted average remaining contractual life of 8 years (as at 31 December 2021: 8.5 years).

36 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 18 SHARE-BASED PAYMENT (CONTINUED) (c) Fair value of share options The Company used the Binomial Model to determine the fair value of the Share Options as at the Grant Date, which is to be recorded in profit or loss over the vesting period. The weighted average fair value of the Share Options granted by the Company was HK$4.00 per share. Other than the exercise price mentioned above, the model inputs to determine the fair value of Share Options granted included: Granted on 12 June 2020 The closing price at the Grant Date HK$54.25 Risk-free interest rate 0.65% Expected dividend yield 5.9% Expected volatility (Note) 21.34% Note: The expected volatility is determined based on the historical average daily trading price volatility of the shares of the Company. 19 SHARE CAPITAL Number RMB Note of shares Million Ordinary shares, issued and fully paid: As at 31 December 2021 20,475,482,897 402,130 Issuance of RMB Shares and exercise of over-allotment, net of related issuance and professional expenses (i) 902,767,867 51,374 Purchase of own shares (ii) (15,424,000) –– As at 30 June 2022 21,362,826,764 453,504 Of which: Shares listed on the HKEX 20,460,058,897 Shares listed on the SHEX 902,767,867 Note: (i) In January 2022, the Company made an initial public offering of 845,700,000 RMB Shares (before the exercise of the over-allotment option) on the SHEX, and subsequently made an over-allotment of 57,067,867 shares in February 2022. The total number of shares issued was 902,767,867 shares at the issue price of RMB57.58 per share. The amount recorded as “Share Capital” is after deducting related issuance and professional costs. (ii) For the six months ended 30 June 2022, the Company has bought back shares listed on the HKEX. In February 2022, the Company repurchased and cancelled its own 15,424,000 shares, with the price paid range between HK$54.15 and HK$58.15. The aggregate price paid was HK$866 million (equivalent to approximately RMB707 million). Such buy-backs were financed out of the Company’s distributable profits, as a result, the amount of RMB707 million was reduced from the Company’s “Retained profits”. (iii) The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Interim Report 2022 37 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 20 RELATED PARTY TRANSACTIONS (a) Transactions with CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries excluding the Group (“CMCC Group”) for the six months ended 30 June 2022 and 2021. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Listing Rules. Six months ended 30 June 2022 2021 Note Million Million Revenue from telecommunications facilities construction services (i) 701 635 Revenue from comprehensive support services (ii) 179 143 Technical support services charges (iii) 191 20 Related costs for use of network assets (iv) 3,377 1,735 Related costs for property leasing and management services (v) 696 795 Additions of right-of-use assets (iv)(v) 8,428 403 Interest expenses (vi) 39 75 Net receipts of short-term deposits (vi) 10,286 7,462 The outstanding balances related to transactions with CMCC Group are included in the following accounts captions summarized as follows: As at 30 June 2022 As at 31 December 2021 Million Million Accounts receivable 147 228 Prepayments and other current assets 20 1 Amount due from ultimate holding company 2,427 2,612 Right-of-use assets 6,653 631 Lease liabilities 7,767 728 Accounts payable 2,865 2,992 Accrued expenses and other payables 1,486 578 Amount due to ultimate holding company 35,602 23,478 The amounts arise in the ordinary course of business and with terms determined through mutual negotiation which are fair and reasonable. Note: (i) The Group provides telecommunications facilities construction services to CMCC Group for the telecommunications project planning, design, construction, maintenance and other services. (ii) The Group provides comprehensive management, support and other services to CMCC Group. (iii) The Group purchases technical support and other services from CMCC Group. (iv) The amounts primarily represent the depreciation of right-of-use assets, the finance cost associated with lease liabilities and other leasing or services charges to CMCC Group for the use of network assets. (v) The amounts primarily represent the depreciation of right-of-use assets, the finance cost associated with lease liabilities and other leasing or services charges to CMCC Group for the use of offices, retail outlets and machinery room. (vi) The amounts represent the bank deposits received from or repaid to CMCC Group and related interest expenses. The interest rate of short-term bank deposits is negotiated based on the benchmark interest rate published by the PBOC.

38 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 20 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with associates and joint ventures of the Group The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the six months ended 30 June 2022 and 2021, the terms of which are fair and reasonable. Six months ended 30 June 2022 2021 Note Million Million Revenue from telecommunications services (i) 699 457 Telecommunications services charges (i) 54 27 Technical support services charges (ii) 1,883 1,711 Property leasing and management services revenue (iii) 23 10 Dividend received 1,512 1,292 Related costs for use of tower assets (iv) 21,264 21,317 Additions of right-of-use assets (iv) 1,976 2,202 Increase/(decrease) in cash, cash equivalents and bank deposits (v) 5,778 (4,444) (Decrease)/increase in other financial assets measured at amortized cost (vi) (1,150) 4 Purchase of financial assets measured at FVPL (vii) – 13,000 Disposal of financial assets measured at FVPL (vii) 7,498 6,003 Interest and other income (viii) 1,411 1,270 The outstanding balances related to transactions with the associates and joint ventures of the Group are included in the following accounts captions summarized as follows: As at 30 June 2022 As at 31 December 2021 Million Million Accounts receivable 541 260 Right-of-use assets 14,184 20,169 Other receivables 444 340 Cash, cash equivalents and bank deposits 81,517 75,362 Other financial assets measured at amortized cost 4,648 5,783 Financial assets measured at FVPL 23,427 30,623 Prepayments and other current assets 8 – Lease liabilities 17,713 22,836 Accounts payable 5,210 4,692 Bills payable 3,146 3,534 Accrued expenses and other payables 11,820 9,908

Interim Report 2022 39 NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 20 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with associates and joint ventures of the Group (Continued) Note: (i) The Group provides/purchases telecommunications services to/from Group’s associates and joint ventures for the telecommunications project planning, design and construction services and telecommunications services. (ii) The Group purchases technical support and other services from the Group’s associates and joint ventures. (iii) The Group provides property leasing and management service to China Tower and other associates and joint ventures. (iv) The amounts primarily represent the right-of-use assets and lease liabilities recognized and other services charges to China Tower for the use of telecommunications towers. For the six months ended 30 June 2022, related costs for use of tower assets include the depreciation of right-of-use assets amounting to RMB7,395 million (For the six months ended 30 June 2021: RMB7,031 million), charges for use of tower assets and the finance cost associated with the lease liabilities, etc. amounting to RMB13,869 million (For the six months ended 30 June 2021: RMB14,286 million). (v) The amounts represent the deposits placed with SPD Bank, the interest rate of which is negotiated based on the benchmark interest rate published by PBOC. (vi) The amounts represent the short-term loans granted to China Tower and debt instrument investments placed with SPD Bank. The related interest rates are mutually agreed among both parties with reference to the market interest rates. (vii) The amounts represent the WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank. The return rates of WMPs are determined with reference to market conditions and the fair values of CB are based on quoted market prices. (viii) The amounts primarily represent interest income from the deposits placed with SPD Bank, the short-term loans granted to China Tower and debt instrument investments placed with SPD Bank, and the income derived from WMPs purchased from SPD Bank and the CB publicly issued by SPD Bank. (c) Transactions with associates and joint ventures of CMCC Group In addition, the Group has entered into transactions with associates and joint ventures of CMCC Group during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities, the amounts of such transactions and related outstanding balances were not material. (d) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”). Apart from transactions with CMCC Group (note 20(a)) and associates and joint ventures (note 20(b)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following: – rendering and receiving telecommunications services, including interconnection revenue/charges – sharing certain telecommunications network infrastructures and frequency bands of the radio spectrum – purchasing of goods, including use of public utilities – placing of bank deposits and purchasing of investment products These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to the terms of transactions enacted with other entities that are not government-related. The Group prices all its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

40 China Mobile Limited NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (CONTINUED) (Expressed in RMB unless otherwise indicated) 21 CAPITAL COMMITMENTS The Group’s capital expenditure contracted for as at the balance sheet dates but not provided for in the unaudited condensed consolidated interim financial information were as follows: As at 30 June 2022 As at 31 December 2021 Million Million Land and buildings 4,974 4,049 Telecommunications equipment and others 36,282 29,510 41,256 33,559 22 EVENTS AFTER THE REPORTING PERIOD After the balance sheet date, the Board of Directors proposed an ordinary interim dividend. Further details are disclosed in note 10(a).

Interim Report 2022 41 REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION KPMG To the Board of Directors of China Mobile Limited (Incorporated in Hong Kong with limited liability) INTRODUCTION We have reviewed the condensed consolidated interim financial information set out on pages 14 to 40 which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as of 30 June 2022 and the related condensed consolidated statement of comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34 Our responsibility is to form a conclusion, based on our review, on the condensed consolidated interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of the condensed consolidated interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”.KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong 11 August 2022

42 China Mobile Limited DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS OPERATING REVENUE In the first half of 2022, we firmly seized the opportunities arising from the accelerated digital transformation of the economy and society, furthered our value-oriented practices while drawing on the advantages of our business scale, drove the comprehensive and integrated development of our CHBN markets. Our revenue maintained a favourable growth momentum and our revenue structure was further optimized. Our operating revenue was RMB496.9 billion, up by 12.0% year-on-year, of which revenue from telecommunications services reached RMB426.4 billion, up by 8.4% year-on-year. Revenue from voice services was RMB38.7 billion, down by 5.2% year-on-year. Revenue from SMS/ MMS services was RMB16.3 billion, down by 1.2% year-on-year. Revenue from wireless data traffic services was RMB208.2 billion, down by 0.2% year-on-year. Revenue from wireline broadband services reached RMB54.2 billion, up by 14.8% year-on-year. Revenue from applications and information services reached RMB98.0 billion, up by 41.4% year-on-year, contributing 7.3 percentage points of the growth of revenue from telecommunications services.OPERATING EXPENSES We further promoted scientific and sophisticated cost management, and continued to allocate resources in line with the principles of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas, thereby constantly optimizing the structure of resource deployment and achieving effective cost control. In the first half of 2022, our operating expenses were RMB422.5 billion, up by 10.9% year-on-year and representing 85.0% of operating revenue. In the first half of 2022, network operation and support expenses were RMB138.2 billion, up by 14.1% year-on-year and representing 27.8% of operating revenue. The increase was mainly driven by a 22.6% year-on-year increase in maintenance, operation support and related expenses, which reached RMB87.1 billion, due to increased investments in development of smart home business, DICT product innovation, construction and maintenance of smart mid-end platforms, and other efforts in transformation. Depreciation and amortization remained relatively stable at RMB99.5 billion, representing 20.0% of operating revenue. On the one hand, the scale of our assets continued to grow as we accelerated network upgrades, cloud migration and transformation, and construction of smart mid-end platforms, which brought about a corresponding increase in depreciation and amortization. On the other hand, we recorded relatively significant depreciation and amortization in the first half of 2021 due to an adjustment in the residual value of certain assets and hence more oneoff provision for depreciation. Employee benefit and related expenses were RMB63.9 billion, up by 14.4% year-on-year and representing 12.8% of operating revenue. While the total number of our employees slightly decreased, employee benefit and related expenses increased mainly because we continued to adjust and optimize our personnel structure, and placed more efforts in recruitment and training of digital-intelligent talents. Selling expenses were RMB26.2 billion, down by 13.8% year-on-year and representing 5.3% of operating revenue. The decrease was mainly because we speeded up our transformation of channels and enhanced our diverse new sales channels, thereby continuing to record increased contribution from online sales and enhance efficiency in utilization of marketing resources.Cost of products sold was RMB68.9 billion, up by 37.7% year-on-year and representing 13.9% of operating revenue. The increase was mainly driven by the growth in revenue from sales of products. Other operating expenses were RMB25.8 billion, up by 6.8% year-on-year and representing 5.2% of operating revenue. The increase was mainly due to our increased investments in research and development and interconnection expenses.

Interim Report 2022 43 PROFITABILITY We continued to improve quality and efficiency in our operations and management, and maintain our favourable profitability. In the first half of 2022, profit attributable to equity shareholders was RMB70.3 billion, up by 18.9% yearon-year (or up by 7.3% year-on-year excluding the effect of the adjustment in residual value in the first half of 2021); margin of profit attributable to equity shareholders was 14.1%; EBITDA was RMB173.9 billion, up by 7.4% year-onyear; and EBITDA margin was 35.0%. EBITDA represented 40.8% of revenue from telecommunications services. CAPITAL EXPENDITURE In the first half of 2022, we made rapid progress in the construction of new information infrastructure, such that “new infrastructure” will better serve its key functions of driving economic growth, promoting industrial transformation and stimulating consumption of information services. Our capital expenditure was RMB92.0 billion, representing 21.6% of revenue from telecommunications services, of which 5G-related capital expenditure amounted to RMB58.7 billion. Our capital expenditure is funded primarily by cash generated from operating activities. CAPITAL STRUCTURE Our financial position continued to remain robust. As at the end of June 2022, our total assets and total liabilities were RMB1,910.4 billion and RMB622.9 billion, respectively. Our liabilities to assets ratio was 32.6%.We do not have any interest-bearing borrowings. We have firmly adhered to our prudent financial risk management policies and maintained sound repayment capabilities. FINANCIAL POLICIES AND CASH FLOW Facing a complex operating environment and pressure arising from our investments, we continued to maintain a healthy cash flow as a result of the stable growth in business operations and revenue, refined cost control as well as the further manifestation of economies of scale. Our free cash flow was RMB55.2 billion for the six months ended 30 June 2022. As of 30 June 2022, our cash and bank balances were RMB369.5 billion, of which 96.4%, 0.8% and 2.7% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. We will continue to uphold prudent financial policies and strictly monitor and control financial risks in order to continuously maintain healthy cash flow generation capabilities as well as value preservation and enhancement capabilities. In addition, we will focus on scientific resource allocation, maintain a healthy capital structure and level, and reinforce and develop favourable economic benefits in order to continuously create value for shareholders.

44 China Mobile Limited OTHER INFORMATION RMB SHARE ISSUE In order to grasp the window of opportunity to develop the information services market, promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, advance digitalized and intelligent transformation, cultivate a digitalized and intelligent ecosystem with new vitality and build new momentum toward high-quality development, the Company proposed an initial public offering of RMB Shares (the “RMB Share Issue”). Resolutions related to the RMB Share Issue were proposed and approved by the shareholders of the Company at an extraordinary general meeting of the Company held on 9 June 2021 (the “EGM”).The RMB Shares form the same class of shares as the ordinary shares in the Company (the “Hong Kong Shares”) listed on the Main Board of the Hong Kong Stock Exchange. However, the RMB Shares and the Hong Kong Shares are not fungible.On 20 December 2021, being the trading day immediately preceding the date of determination of the offer size and offer price for the RMB Share Issue, the closing market price of Hong Kong Shares was HK$46.35 per share.On 5 January 2022, the RMB Shares were listed on the Main Board of the Shanghai Stock Exchange. The Company initially issued 845,700,000 RMB Shares (prior to the exercise of the over-allotment option in relation to the RMB Share Issue (the “Over-allotment Option”)) to qualified natural persons and institutional investors (except for investors prohibited by laws, regulations and applicable regulatory requirements) at an issue price of RMB57.58 per RMB Share. The total gross proceeds (prior to the exercise of the Over-allotment Option) amounted to RMB48,695,406,000.00. After deducting offering expenses, the net proceeds (prior to the exercise of the Overallotment Option) amounted to RMB48,122,091,457.60.The exercise period of the Over-allotment Option expired on 7 February 2022. Pursuant to the Over-allotment Option, the Company issued 57,067,867 RMB Shares at the issue price of RMB57.58 per RMB Share, in addition to the 845,700,000 RMB Shares initially issued. The final number of RMB Shares issued under the RMB Share Issue was 902,767,867 shares. The final total gross proceeds from the RMB Share Issue were RMB51,981,373,781.86. After deducting offering expenses, the final net proceeds from the RMB Share Issue were RMB51,373,879,467.74 (approximately RMB56.91 per share).As set out in the Company’s circular dated 24 May 2021 (the “Circular”) and the prospectus dated 21 December 2021 (the “Prospectus”) in relation to the RMB Share Issue, and as approved by the shareholders of the Company at the EGM, after deducting offering expenses, all proceeds from the RMB Share Issue will be used towards projects related to the Company’s principal business, which include the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of smart mid-end platform, the research and development of the next-generation information technology and digitalized and intelligent ecosystem. During the six months ended 30 June 2022, the proceeds from the RMB Share Issue were used, and were proposed to be used, according to the intentions previously disclosed by the Company in the Circular and the Prospectus, and there was no material change or delay in the use of proceeds.

Interim Report 2022 45

Details of the use of proceeds from the RMB Share Issue are as follows:

Project	Total proceeds committed RMB million	Amount utilised as at 30 June 2022 RMB million	Amount not yet utilised as at 30 June 2022 RMB million	Expected timing for full utilisation of proceeds
Development of premium 5G networks	27,313	26,422	891	2022
Development of new infrastructure for cloud resources	6,875	3,199	3,676	2023
Development of gigabit broadband and smart home	4,297	3,461	836	2023
Development of smart mid-end platform	4,297	2,358	1,939	2023
Research and development of the next-generation information technology and digitalized and intelligent ecosystem	8,593	2,445	6,148	2023
Total	51,374	37,886	13,488	

Note: Discrepancies in this table between totals and sums of amounts listed are due to rounding.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Details of the directors' holding of shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO")) as at 30 June 2022 are as follows:

Long Positions in the Shares and Underlying Shares of the Company

Director	Capacity	Number of ordinary shares held	Percentage of the total number of issued shares*
Margaret Leung Ko May Yee	Beneficial owner	20,000	0.00%

* The calculation is based on the total number of issued ordinary shares of the Company (i.e. 21,362,826,764 ordinary shares) as at 30 June 2022, and rounded off to two decimal places.

Long Positions in the Shares and Underlying Shares of Associated Corporations

Associated corporation	Director	Capacity	Class of shares	Number of shares held	Percentage of the total number of issued shares in the relevant class of shares#
China Tower Corporation Limited ("China Tower")	Carmelo Lee Ka Sze	Beneficial owner	H shares	500,000	0.00%

The calculation is based on the total number of issued H shares of China Tower (i.e. 46,663,856,000 H shares) as at 30 June 2022, and rounded off to two decimal places.

Apart from those disclosed herein, as at 30 June 2022, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

46 China Mobile Limited DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES Save as disclosed below, at no time during the six months ended 30 June 2022 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.Share Option Scheme of the Company Pursuant to a resolution passed at the annual general meeting of the Company held on 20 May 2020, a share option scheme of the Company (the “Scheme”) was adopted. For details of the Scheme, please refer to the following paragraphs and also the Company’s circular dated 14 April 2020 in relation to “Proposed Adoption of Share Option Scheme”.Purposes The Scheme aims at (1) further improving the governance structure of the Company, and establishing and improving the balance of interests mechanism between employees and shareholders, investors and the Company; (2) establishing a benefit sharing and risk sharing mechanism among shareholders, the Company and employees to enhance the Company’s performance and long-term stable development; and (3) effectively attracting, motivating and retaining the core backbone employees of the Company to support the Company’s strategic transformation and long-term development.Scope of Scheme Participants Scheme participants are in principle limited to directors (excluding independent non-executive directors) and senior management of the Company, and backbone management, technical and business personnel who have a direct impact on the Company’s operating performance and sustainable development. The assessment results of the scheme participants shall meet or exceed the relevant standards for performance appraisal of the Company.Effective Period The Scheme will be effective for a term of 10 years commencing from 20 May 2020, unless terminated in advance under relevant requirements of the Scheme.Maximum Quantity of Grant The maximum number of ordinary shares to be issued upon the exercise of the share options granted under the Scheme (and any other schemes) shall not in aggregate exceed 2,047,548,289 shares, being 10% of the total share capital of the Company as at the date of approval of the Scheme or approximately 9.58% of the total share capital of the Company as at the date of this interim report (being 11 August 2022). Unless approved at a general meeting, the ordinary shares issued and to be issued upon the exercise of the share options granted to any individual scheme participant (including exercised or outstanding share options) during the effective period of the Scheme shall not exceed 1% of the total share capital of the Company.

Interim Report 2022 47 Application or Acceptance Fee No fee shall be payable by a scheme participant on the application for or acceptance of the grant of share options. As a formality, a scheme participant shall pay HK$1.00 as nominal consideration for acceptance of the grant of share options. Lapse and Cancellation of Share Options If any of certain events (including but not limited to a failure in performing his/her duties effectively or a serious breach or dereliction of his/her duties) occurs in relation to a scheme participant, his/her share options will automatically lapse, and the Board of Directors of the Company (the “Board”) shall cease granting new share options, cancel share options which are not yet exercised by him/her, and recover any gains obtained by him/her from the exercise of the share options. Details of Share Options During the Six Months Ended 30 June 2022 During the six months ended 30 June 2022, the Company has not granted any share options under the Scheme. Details of options under the Scheme during the six months ended 30 June 2022 are set forth as follows: Grantees Employees and staff members of the Company Number of ordinary shares underlying share options granted: – Outstanding as at 1 January 2022 302,096,876 – Granted during the period 0 – Exercised during the period 0 – Lapsed and cancelled during the period (18,897,600) – Outstanding as at 30 June 2022 283,199,276 Grant date 12 June 2020 Exercise price HK$55.00 per ordinary share (determined in accordance with the fair market price principle, with the base day for pricing being the grant date

48 China Mobile Limited Closing price immediately before the grant date HK$54.75 per ordinary share Vesting period No share options shall be exercised within 24 months from the grant date; subject to the satisfaction of the conditions for vesting as provided under the Scheme, the share options granted shall be vested in three batches as follows: (i) The first batch (being 40% of the share options granted) will be vested on the first trading day after 24 months from the grant date (ii) The second batch (being 30% of the share options granted) will be vested on the first trading day after 36 months from the grant date (iii) The third batch (being 30% of the share options granted) will be vested on the first trading day after 48 months from the grant date Time when exercise period ends 10 years from the grant date Value of share options granted HK$4.00 per ordinary share (weighted average fair value calculated using the binomial model with the grant date as the date of measurement) Due to the subjective nature of and uncertainty related to a number of assumptions of the expected future performance input to the binomial model as well as certain inherent limitations of the model itself, the calculation is subject to certain fundamental limitations. The value of share options varies with different variables of certain subjective assumptions, and any change to the variables used may materially affect the estimation of the fair value of the share options. Please refer to note 18 headed “Share-based Payment” to the unaudited condensed consolidated interim financial information for details.

Interim Report 2022 49 SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2022 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Number of ordinary shares held Percentage of the total number directly indirectly of issued shares (i) CMCC 26,208,210 14,890,116,842 69.82% (ii) Ch ina Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 69.70% (iii) Ch ina Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842 – 69.70% Note: As at 30 June 2022, CMCC held 26,208,210 RMB Shares and CMHK (BVI) held 14,890,116,842 Hong Kong Shares. In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group). Apart from the foregoing, as at 30 June 2022, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange. CHANGES IN DIRECTORS’ BIOGRAPHICAL DETAILS Changes in directors’ biographical details since the date of the Company’s 2021 Annual Report are set out below: Mr. Wang Yuhang resigned from his position as an Executive Director of the Company by reason of age with effect from 19 April 2022. Dr. Moses Cheng Mo Chi retired by rotation at the Company’s annual general meeting held on 18 May 2022 (the “AGM”) and did not offer himself for re-election as he would like to devote more time to other businesses; and Mr. Paul Chow Man Yiu also retired by rotation at the AGM and also did not offer himself for re-election by reason of age. As a result of the aforesaid retirement by rotation, Dr. Moses Cheng Mo Chi resigned from his positions as an Independent Non-Executive Director, a member of the Audit Committee, a member of the Nomination Committee and the Chairman of the Remuneration Committee of the Company; and Mr. Paul Chow Man Yiu resigned from his positions as an Independent Non-Executive Director, a member of the Audit Committee, the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, in each case with effect from 18 May 2022 upon the conclusion of the AGM. Mr. Li Pizheng was appointed as an Executive Director of the Company; and each of Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee was appointed as an Independent Non-Executive Director, a member of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, in each case with effect from 18 May 2022. The biographical details of Mr. Li Pizheng, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee were set out in the Company’s announcement dated 18 May 2022.

50 China Mobile Limited

Mr. Stephen Yiu Kin Wah, an Independent Non-Executive Director of the Company, was appointed as the Chairman of the Remuneration Committee of the Company, with effect from 18 May 2022. Mr. Stephen Yiu Kin Wah will receive an annual fee of HK$80,000 as the Chairman of the Remuneration Committee of the Company, in addition to his annual director's fee of HK$180,000 and annual fees of HK$180,000 and HK$50,000 as the Chairman of the Audit Committee and a member of the Nomination Committee of the Company, respectively.

Dr. Yang Qiang, an Independent Non-Executive Director of the Company, was appointed as the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, with effect from 18 May 2022. Dr. Yang Qiang will receive annual fees of HK$65,000 and HK$60,000 as the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company, respectively, in addition to his annual director's fee of HK$180,000 and annual fee of HK$150,000 as a member of the Audit Committee of the Company. Dr. Yang Qiang has voluntarily waived all his directors' fees.

Mrs. Margaret Leung Ko May Yee retired from her position as a Steward of The Hong Kong Jockey Club with effect from 10 June 2022 and was appointed as a member of the Executive Council of the Hong Kong Special Administrative Region with effect from 1 July 2022.

Mr. Carmelo Lee Ka Sze retired from his position as a Convenor of the Financial Reporting Review Panel of the Financial Reporting Council of Hong Kong with effect from 16 July 2022.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company bought back a total of 15,424,000 Hong Kong Shares on the Hong Kong Stock Exchange for an aggregate price of HK$865,946,546.35 (excluding expenses) during the six months ended 30 June 2022 and such Hong Kong Shares bought back were cancelled, details of which are as follows:

Date of buy-back	Number of Hong Kong Shares bought back	Price paid per Hong Kong Share Highest	Price paid per Hong Kong Share Lowest	Aggregate price paid (excluding expenses)
		HK$	HK$	HK$
10 February 2022	7,303,500	58.15	56.65	422,227,750.95
15 February 2022	2,329,500	54.60	54.25	126,862,240.50
17 February 2022	1,900,000	54.55	54.15	103,363,990.00
18 February 2022	3,630,000	55.00	54.20	199,138,896.00
22 February 2022	261,000	55.00	54.95	14,353,668.90
	15,424,000			865,946,546.35

The Board believes that such buy-backs of Hong Kong Shares would benefit the Company and its shareholders, and would lead to an enhancement of the net value of the Company and its assets and/or its earnings per share.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2022.

Interim Report 2022 51 AUDIT COMMITTEE The Audit Committee reviewed with management the Group’s unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control, financial report and other matters. COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE For the six months ended 30 June 2022, the Company complied with all the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Hong Kong Listing Rules. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix 10 to the Hong Kong Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2022 to 30 June 2022. APPENDIX 16 TO THE HONG KONG LISTING RULES According to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules has not been changed significantly from the information disclosed in the Company’s 2021 Annual Report. CLOSURE OF REGISTER OF MEMBERS FOR HONG KONG SHARES The Board declared an interim dividend of HK$2.20 per share (before withholding and payment of PRC enterprise income tax; in case of any change in the total number of issued shares of the Company between 11 August 2022 and the Record Date (as defined below), the amount of dividend per share will remain unchanged and the total amount of profit distribution will be adjusted accordingly) for the six months ended 30 June 2022 (the “2022 Interim Dividend”) to the shareholders of the Company. The register of members of the Company for the Hong Kong Shares will be closed from Thursday, 8 September 2022 to Tuesday, 13 September 2022 (both days inclusive) for the purpose of ascertaining entitlement of holders of Hong Kong Shares to the 2022 Interim Dividend. In order to qualify for the 2022 Interim Dividend, all transfers of Hong Kong Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 September 2022. The 2022 Interim Dividend will be paid on or about Tuesday, 27 September 2022 to those holders of Hong Kong Shares on the register of members on Tuesday, 13 September 2022 (the “Record Date”).

52 China Mobile Limited WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2022 INTERIM DIVIDEND Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2022 Interim Dividend to non-resident enterprise holders of Hong Kong Shares. The withholding and payment obligation lies with the Company. In respect of all holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), other corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise holders of Hong Kong Shares), the Company will distribute the 2022 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the individual income tax in respect of the 2022 Interim Dividend payable to any natural person holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date. If any resident enterprise (as defined in the Enterprise Income Tax Law) holder of Hong Kong Shares listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Wednesday, 7 September 2022. Investors who invest in Hong Kong Shares through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors), whether natural persons or enterprises, are investors who hold Hong Kong Shares through HKSCC, and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2022 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax. If anyone would like to change the identity of the holders of Hong Kong Shares in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for non-resident enterprise holders of Hong Kong Shares strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the holders of Hong Kong Shares or any disputes over the mechanism of withholding and payment of enterprise income tax. FORWARD-LOOKING STATEMENTS Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Logo China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 bar code Website: www.chinamobileltd.com Welcome to China Mobile Limited’s website This interim report is printed on environmentally friendly paper